FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter and half-year ended September 30, 2017
2.	Auditors Report dated October 27, 2017
3.	Press Release dated October 27, 2017

Item 1

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2017 (Q2-2018)	June 30, 2017 (Q1-2018)	September 30, 2016 (Q2-2017)	September 30, 2017 (H1-2018)	September 30, 2016 (H1-2017)	March 31, 2017 (FY2017)
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			13,577.05	13,459.13	13,639.40	27,036.18	26,969.65	54,156.28
	a)	Interest/discount on advances/bills		10,090.26	9,847.31	9,905.36	19,937.57	19,742.67	39,603.39
	b)	Income on investments		2,878.91	2,827.13	2,996.86	5,706.04	5,807.73	11,377.07
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		144.82	198.50	37.93	343.32	87.98	495.46
	d)	Others		463.06	586.19	699.25	1,049.25	1,331.27	2,680.36
2.	Other income (refer note no. 4 and 10)			5,186.24	3,387.91	9,119.68	8,574.15	12,548.94	19,504.48
3.	TOTAL INCOME (1)+(2)			18,763.29	16,847.04	22,759.08	35,610.33	39,518.59	73,660.76
4.	Interest expended			7,867.98	7,869.29	8,386.11	15,737.27	16,557.84	32,418.96
5.	Operating expenses (e)+(f)			3,908.81	3,794.44	3,736.90	7,703.25	7,109.95	14,755.06
	e)	Employee cost		1,514.06	1,511.16	1,556.66	3,025.22	2,847.31	5,733.71
	f)	Other operating expenses		2,394.75	2,283.28	2,180.24	4,678.03	4,262.64	9,021.35
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			11,776.79	11,663.73	12,123.01	23,440.52	23,667.79	47,174.02
7.	OPERATING PROFIT (3)–(6)			6,986.50	5,183.31	10,636.07	12,169.81	15,850.80	26,486.74
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 6, 7 and 9)			4,502.93	2,608.74	7,082.69	7,111.67	9,597.21	15,208.13
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			2,483.57	2,574.57	3,553.38	5,058.14	6,253.59	11,278.61
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			2,483.57	2,574.57	3,553.38	5,058.14	6,253.59	11,278.61
12.	Tax expense (g)+(h)			425.38	525.57	451.11	950.95	918.97	1,477.52
	g)	Current period tax		1,616.24	827.96	1,698.23	2,444.20	2,187.70	2,180.12
	h)	Deferred tax adjustment		(1,190.86)	(302.39)	(1,247.12)	(1,493.25)	(1,268.73)	(702.60)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			2,058.19	2,049.00	3,102.27	4,107.19	5,334.62	9,801.09
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			2,058.19	2,049.00	3,102.27	4,107.19	5,334.62	9,801.09
16.	Paid-up equity share capital (face value Rs. 2 each) (refer note no. 5)			1,283.58	1,282.78	1,164.01	1,283.58	1,164.01	1,165.11
17.	Reserves excluding revaluation reserves (refer note no. 5)			98,456.52	96,293.71	91,021.77	98,456.52	91,021.77	95,737.57
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.14	0.17	0.12	0.14	0.12	0.19
	ii)	Capital adequacy ratio (Basel III)		17.56%	17.69%	16.14%	17.56%	16.14%	17.39%
	iii)	Earnings per share (EPS) (refer note no. 5)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	3.21	3.20	4.85	6.41	8.34	15.31
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	3.18	3.17	4.83	6.34	8.31	15.25
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		44,488.54	43,147.64	32,547.50	44,488.54	32,547.50	42,551.54
	ii)	Net non-performing customer assets		24,129.78	25,306.21	16,482.52	24,129.78	16,482.52	25,451.03
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		7.87%	7.99%	6.12%	7.87%	6.12%	7.89%
	iv)	% of net non-performing customer assets to net customer assets		4.43%	4.86%	3.21%	4.43%	3.21%	4.89%
20.	Return on assets (annualised)			1.08%	1.09%	1.70%	1.08%	1.49%	1.35%

1.	At September 30, 2017, the percentage of gross non-performing advances (net of write-off) to gross advances was 8.79% and net non-performing advances to net advances was 4.98%.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)

	At
Particulars	September 30, 2017 (Q2-2018)	June 30, 2017 (Q1-2018)	March 31, 2017 (FY2017)	September 30, 2016 (Q2-2017)
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital (refer note no. 5)	1,283.58	1,282.78	1,165.11	1,164.01
Employees stock options outstanding	6.16	6.16	6.26	6.54
Reserves and surplus (refer note no. 5)	101,498.26	99,335.45	98,779.71	93,845.08
Deposits	498,642.75	486,253.95	490,039.06	449,071.36
Borrowings (includes preference shares and subordinated debt)	150,702.37	141,460.06	147,556.15	171,756.71
Other liabilities and provisions	35,669.04	32,577.17	34,245.16	36,095.80
Total Capital and Liabilities	787,802.16	760,915.57	771,791.45	751,939.50

Assets
Cash and balances with Reserve Bank of India	27,784.10	28,762.33	31,702.41	23,958.44
Balances with banks and money at call and short notice	25,577.85	13,748.25	44,010.66	28,605.34
Investments	179,935.23	185,407.88	161,506.54	174,349.01
Advances	482,780.13	464,075.24	464,232.08	454,255.51
Fixed assets	7,995.35	8,022.64	7,805.21	7,608.12
Other assets	63,729.50	60,899.23	62,534.55	63,163.08
Total Assets	787,802.16	760,915.57	771,791.45	751,939.50

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2017 (Q2-2018)	June 30, 2017 (Q1-2018)	September 30, 2016 (Q2-2017)	September 30, 2017 (H1-2018)	September 30, 2016 (H1-2017)	March 31, 2017 (FY2017)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	30,190.54	26,517.57	32,434.92	56,708.11	56,918.67	113,397.63
2.	Net profit	2,071.38	2,604.73	2,978.95	4,676.11	5,494.80	10,188.38
3.	Earnings per share (EPS) (refer note no. 5)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	3.23	4.06	4.65	7.29	8.59	15.91
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	3.20	4.02	4.63	7.22	8.55	15.84
4.	Total assets	1,023,505.29	988,813.65	964,236.42	1,023,505.29	964,236.42	986,042.66

UNCONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2017 (Q2-2018)	June 30, 2017 (Q1-2018)	September 30, 2016 (Q2-2017)	September 30, 2017 (H1-2018)	September 30, 2016 (H1-2017)	March 31, 2017 (FY2017)
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	12,285.14	12,196.45	11,114.12	24,481.59	21,809.53	45,391.18
b	Wholesale Banking	7,571.70	7,228.59	7,715.35	14,800.29	15,457.54	30,640.57
c	Treasury	13,691.68	11,955.09	18,058.49	25,646.77	30,330.30	54,562.99
d	Other Banking	327.19	428.81	561.84	756.00	954.34	1,864.09
	Total segment revenue	33,875.71	31,808.94	37,449.80	65,684.65	68,551.71	132,458.83
	Less: Inter segment revenue	15,112.42	14,961.90	14,690.72	30,074.32	29,033.12	58,798.07
	Income from operations	18,763.29	16,847.04	22,759.08	35,610.33	39,518.59	73,660.76
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	1,555.31	1,686.45	1,109.18	3,241.76	2,361.71	5,385.30
b	Wholesale Banking	(2,407.53)	(665.37)	(5,085.93)	(3,072.90)	(5,616.07)	(7,434.11)
c	Treasury	3,214.56	1,320.44	7,351.54	4,535.00	9,258.33	12,670.70
d	Other Banking	121.23	233.05	178.59	354.28	249.62	656.72
	Total segment results	2,483.57	2,574.57	3,553.38	5,058.14	6,253.59	11,278.61
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	2,483.57	2,574.57	3,553.38	5,058.14	6,253.59	11,278.61
3.	Segment assets
a	Retail Banking	232,051.14	224,465.35	191,484.27	232,051.14	191,484.27	213,695.04
b	Wholesale Banking	263,992.12	251,229.22	264,923.83	263,992.12	264,923.83	261,265.28
c	Treasury	269,202.19	263,794.33	269,931.58	269,202.19	269,931.58	274,821.84
d	Other Banking	11,258.45	10,916.73	17,592.21	11,258.45	17,592.21	10,999.93
e	Unallocated	11,298.26	10,509.94	8,007.61	11,298.26	8,007.61	11,009.36
	Total segment assets	787,802.16	760,915.57	751,939.50	787,802.16	751,939.50	771,791.45
4.	Segment liabilities
a	Retail Banking	377,917.45	365,973.97	330,407.45	377,917.45	330,407.45	367,808.59
b	Wholesale Banking	145,955.80	142,949.24	134,452.92	145,955.80	134,452.92	149,519.14
c	Treasury	157,502.81	147,494.91	180,707.70	157,502.81	180,707.70	151,145.75
d	Other Banking	3,638.10	3,873.07	11,355.80	3,638.10	11,355.80	3,366.90
e	Unallocated	..	..	..	..	..	..
	Total segment liabilities	685,014.16	660,291.19	656,923.87	685,014.16	656,923.87	671,840.38
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(145,866.31)	(141,508.62)	(138,923.18)	(145,866.31)	(138,923.18)	(154,113.55)
b	Wholesale Banking	118,036.32	108,279.98	130,470.91	118,036.32	130,470.91	111,746.14
c	Treasury	111,699.38	116,299.42	89,223.88	111,699.38	89,223.88	123,676.09
d	Other Banking	7,620.35	7,043.66	6,236.41	7,620.35	6,236.41	7,633.03
e	Unallocated	11,298.26	10,509.94	8,007.61	11,298.26	8,007.61	11,009.36
	Total capital employed	102,788.00	100,624.38	95,015.63	102,788.00	95,015.63	99,951.07

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 27, 2017. The auditors have issued an unmodified opinion on the unconsolidated financial statements for Q2-2018 and H1-2018.

2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.

3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2017 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.

4.	Pursuant to approval by the Board of Directors of the Bank on June 5, 2017, the Bank sold equity shares representing 7.00% shareholding in ICICI Lombard General Insurance Company Limited in the initial public offer (IPO) during Q2-2018 for a total consideration of Rs. 2,099.43 crore. The sale resulted in a gain (before tax and after IPO related expenses) of Rs. 2,012.15 crore in unconsolidated financial results and Rs. 1,711.32 crore in consolidated financial results for Q2-2018 and H1-2018.

During Q2-2017, the Bank sold a part of its shareholding in ICICI Prudential Life Insurance Company Limited in the initial public offer (IPO) for a total consideration of Rs. 6,056.79 crore. The sale resulted in a gain (before tax and after IPO related expenses) of Rs. 5,682.03 crore in unconsolidated financial results and Rs. 5,129.88 crore in consolidated financial results for Q2-2017, H1-2017 and FY2017.

5.	The shareholders of the Bank approved the issue of bonus shares of Rs. 2 each in the proportion of 1:10, i.e. 1 (one) bonus equity share of Rs. 2 each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank issued 582,984,544 equity shares as bonus shares during Q1-2018. Further, the basic and diluted earnings per share have been restated for Q2-2017, H1-2017 and FY2017 as required by Accounting Standard (AS) 20 - Earnings per share.

6.	On April 18, 2017, RBI through its circular advised that the provisioning rates prescribed as per the prudential norms circular are the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. Accordingly, during H1-2018, the Bank as per its Board approved policy made additional general provision amounting to Rs. 208.00 crore on standard loans to borrowers.

7.	During Q1-2018, RBI advised banks to initiate insolvency resolution process in respect of 12 accounts under the provisions of Insolvency and Bankruptcy Code, 2016 (IBC) and also required banks to make higher provisions for these accounts during the year. RBI allowed banks to spread this additional provision over three quarters starting Q2-2018. The Bank, during FY2018, is required to make additional provision of Rs. 651.17 crore due to the above in addition to the provisions to be made as per the existing RBI guidelines. The Bank, on prudent basis, has made this entire additional provision during Q2-2018.

Further, during Q2-2018, RBI advised the Bank to make effort to complete the resolution process as agreed in JLF/consortium and implement a viable resolution plan in respect of 18 additional accounts by a specified date, failing which, the JLF/consortium must initiate insolvency proceedings for these accounts under the provisions of the IBC and banks will be required to make higher provision. At September 30, 2017, the Bank had outstanding loans to these borrowers amounting to Rs. 10,475.88 crore (excluding non-fund outstanding amount of Rs. 1,384.14 crore). Out of these loans, 98.7% of the loans amounting to Rs. 10,337.22 crore are to borrowers classified as non-performing at September 30, 2017. At September 30, 2017, the Bank holds provision of Rs. 3,298.74 crore against these outstanding loans, which amounts to 31.5% provision coverage in respect of outstanding loans to these borrowers.

8.	During Q1-2018, with the approval of Board of Directors, the Bank has transferred securities amounting to Rs. 24,362.06 crore from held-to-maturity (HTM) category to available-for-sale (AFS) category, being transfer of securities at the beginning of the accounting year as permitted by RBI. Further, the Bank had not sold any securities under HTM category during H1-2018. During FY2017, the Bank undertook 1,547 transactions for sale of securities with a net book value of Rs. 70,002.45 crore, amounting to 70.60% of the HTM portfolio at the beginning of FY2017 (Q2-2017: 200 transactions for Rs. 13,840.48 crore, amounting to 13.96% of HTM portfolio; H1-2017: 630 transactions for Rs. 32,805.84 crore, amounting to 33.09% of HTM portfolio). The above sale is excluding sale to RBI under pre-announced Open Market Operation auctions and repurchase of government securities by Government of India, as permitted by RBI guidelines.

9.	During Q2-2017, the Bank had made additional provisions/loss of Rs. 3,588.04 crore comprising additional provision of Rs. 1,677.63 crore for standard loans, recognition of entire deferred loss of previous period on sale of NPAs to ARCs amounting to Rs. 395.41 crore and floating provision of Rs. 1,515.00 crore. The Bank had subsequently utilised the floating provision amounting to Rs. 1,515.00 crore during Q4-2017 by allocating it to specific non-performing assets.

10.	Other income for H1-2017 includes net foreign exchange gain relating to overseas operations amounting to Rs. 206.06 crore. The net foreign exchange gain amounting to Rs. 288.41 crore recognised upto December 31, 2016 was subsequently reversed in Q4-2017 as per the RBI circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 [The Effects of Changes in Foreign Exchange Rates] by banks - clarification' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations.

11.	During Q2-2018, the Bank has allotted 4,014,193 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

12.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

13.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.

14.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

/s/ N. S. Kannan
N. S. Kannan
Place:	Mumbai	Executive Director
Date:	October 27, 2017	DIN-00066009

Item 2

B S R & Co. LLP
Chartered Accountants

5th Floor, Lodha Excelus,	Telephone	+91 (22) 4345 5300
Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on Quarterly Financial Results and Year to Date Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the standalone quarterly financial results of ICICI Bank Limited (the ‘Bank’) for the quarter ended 30 September 2017 and the standalone year to date financial results for the period from 1 April 2017 to 30 September 2017, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (‘SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, except for the disclosure relating to ‘consolidated Pillar 3 disclosure as at 30 September 2017, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the standalone quarterly financial results and have not been audited by us.

2.	These standalone quarterly financial results as well as the year to date financial results have been prepared from the condensed standalone interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these standalone quarterly financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (‘AS’) 25, Interim Financial Reporting, mandated under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder, provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by Reserve Bank of India from time to time and other accounting principles generally accepted in India.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, these standalone quarterly financial results as well as the year to date results:

i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and

ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 September 2017 as well as the year to date financial results for the period from 1 April 2017 to 30 September 2017.

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011, India

B S R & Co. LLP

Auditor’s Report on Quarterly Financial Results and Year to Date Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Other matter

5.	For the purpose of our audit as stated in paragraph 3 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of Rs. 1,205,646 million as at 30 September 2017, total revenues of Rs. 12,407 million for the quarter ended 30 September 2017 and Rs. 24,191 million for the period from 1 April 2017 to 30 September 2017 and net cash inflows amounting to Rs. 34,285 million for the quarter ended 30 September 2017 and net cash inflows amounting to Rs. 30,094 million for the period from 1 April 2017 to 30 September 2017. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
27 October 2017	Membership No: 113156

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 27, 2017

Performance Review: Quarter ended September 30, 2017

•	Decline in gross NPA additions to Rs. 4,674 crore (US$ 716 million) in the quarter ended September 30, 2017 (Q2-2018) compared to Rs. 4,976 crore (US$ 762 million) in the quarter ended June 30, 2017 (Q1-2018) and Rs. 8,029 crore (US$ 1.23 billion) in the quarter ended September 30, 2016 (Q2-2017)

•	Net NPA ratio decreased from 4.86% at June 30, 2017 to 4.43% at September 30, 2017

•	410 basis points increase in provisioning coverage ratio to 59.3% (including cumulative prudential/ technical write-offs), further strengthening the balance sheet

•	21% year-on-year growth in savings account deposits; CASA ratio at 49.5% at September 30, 2017

•	19% year-on-year growth in retail portfolio

•	Net interest margin at 3.27% in Q2-2018 compared to 3.13% in Q2-2017

•	Standalone profit after tax of Rs. 2,058 crore (US$ 315 million) for quarter ended September 30, 2017 (Q2-2018)

•	Consolidated profit after tax of Rs. 2,071 crore (US$ 317 million) for Q2-2018

•	Total capital adequacy of 17.89% and Tier-1 capital adequacy of 14.85% on standalone basis at September 30, 2017, including profits for half year ended September 30, 2017 (H1-2018)

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2017.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Net interest income increased by 9% on a year-on-year basis to Rs. 5,709 crore (US$ 874 million) in the quarter ended September 30, 2017 (Q2-2018) from Rs. 5,253 crore (US$ 805 million) in the quarter ended September 30, 2016 (Q2-2017). The net interest margin was stable sequentially at 3.27% in Q2-2018, and increased by 14 basis points compared to the net interest margin of 3.13% in Q2-2017.

•	Non-interest income in Q2-2018 included gains of Rs. 2,012 crore (US$ 308 million) related to sale of shareholding in ICICI Lombard General Insurance Company (ICICI General). In Q2-2017, non-interest income included gains of Rs. 5,682 crore (US$ 870 million) related to sale of shareholding in ICICI Prudential Life Insurance Company (ICICI Life). Excluding the gains on sale of shareholding in insurance subsidiaries, the non-interest income was Rs. 3,174 crore (US$ 486 million) in Q2-2018 compared to Rs. 3,438 crore (US$ 527 million) in Q2-2017. Fee income increased by 9% on a year-on-year basis to Rs. 2,570 crore (US$ 394 million) in Q2-2018 from Rs. 2,356 crore (US$ 361 million) in Q2-2017.

•	Standalone profit after tax was Rs. 2,058 crore (US$ 315 million) for Q2-2018 compared to Rs. 2,049 crore (US$ 314 million) for quarter ended June 30, 2017 (Q1-2018) and Rs. 3,102 crore (US$ 475 million) for Q2-2017.

•	Consolidated profit after tax was Rs. 2,071 crore (US$ 317 million) in Q2-2018 compared to Rs. 2,605 crore (US$ 399 million) in Q1-2018 and Rs. 2,979 crore (US$ 456 million) for Q2-2017.

Operating review

Credit growth

The year-on-year growth in domestic advances was 13%. The Bank has continued to leverage its strong retail franchise, resulting in a year-on-year growth of 19% in the retail portfolio. The retail portfolio constituted about 54% of the loan portfolio of the Bank at September 30, 2017. Total advances increased by 6% year-on-year to Rs. 482,780 crore (US$ 73.9 billion) at September 30, 2017 from Rs. 454,256 crore (US$ 69.6 billion) at September 30, 2016.

Deposit growth

CASA deposits increased by 20% year-on-year to Rs. 246,876 crore (US$ 37.8 billion) at September 30, 2017. The Bank’s CASA ratio was 49.5% at September 30, 2017 compared to 49.0% at June 30, 2017 and 45.7% at September 30, 2016. The average CASA ratio was 45.2% in Q2-2018. Total

2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

deposits increased by 11% year-on-year to Rs. 498,643 crore (US$ 76.4 billion) at September 30, 2017. The Bank had a network of 4,856 branches and 13,792 ATMs at September 30, 2017.

Capital adequacy

The Bank’s capital adequacy at September 30, 2017 as per Reserve Bank of India’s guidelines on Basel III norms was 17.56% and Tier-1 capital adequacy was 14.50% compared to the regulatory requirements of 10.35% and 8.35% respectively. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for September 30, 2017 do not include the profits for half year ended September 30, 2017 (H1-2018). Including profits for (H1-2018), the capital adequacy ratio for the Bank as per Basel III norms would have been 17.89% and the Tier I ratio would have been 14.85%.

Asset quality

The gross NPA additions declined to Rs. 4,674 crore (US$ 716 million) in Q2-2018 compared to Rs. 4,976 crore (US$ 762 million) in Q1-2018 and Rs. 8,029 crore (US$ 1.23 billion) in Q2-2017. Net non-performing assets (NPAs) decreased from Rs. 25,306 crore (US$ 3.9 billion) at June 30, 2017 to Rs. 24,130 crore (US$ 3.7 billion) at September 30, 2017. The Bank’s net non-performing asset ratio declined from 4.86% at June 30, 2017 to 4.43% at September 30, 2017. Net loans to companies whose facilities have been restructured were Rs. 2,029 crore (US$ 311 million) at September 30, 2017 compared to Rs. 2,370 crore (US$ 363 million) at June 30, 2017. There was a sequential increase of 410 bps in provision coverage ratio on non-performing loans, including cumulative technical/prudential write-offs to 59.3%, further strengthening the balance sheet.

Technology initiatives

Debit and credit card transactions continued to grow at a healthy rate. The number and the value of debit card transactions at point-of-sale terminals increased year-on-year by 64% and 63% respectively in Q2-2018. Credit card transactions increased year-on-year by 40% and 45% in terms of number and value respectively in Q2-2018.

Over 5.0 million Unified Payment Interface (UPI) Virtual Payment Addresses have been created using the Bank’s mobile platforms till September 30, 2017. Further, the Bank had acquired over 145,000 merchants till September 30, 2017 on ‘Eazypay’, its mobile payments application for merchants.

3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Bank’s artificial intelligence powered chatbot iPal, handles about 1.0 million queries/chats monthly on both website and mobile app with nearly 90% resolution. iPal’s services involve simple FAQs, financial transactions and helping customers to discover new features.

Digital channels like internet, mobile banking, POS and call centre accounted for about 81% of the savings account transactions in H1-2018.

Consolidated results

Consolidated profit after tax was Rs. 2,071 crore (US$ 317 million) in Q2-2018 compared to Rs. 2,605 crore (US$ 399 million) in Q1-2018 and Rs. 2,979 crore (US$ 456 million) in Q2-2017.

Consolidated assets grew by 6% from Rs. 964,236 crore (US$ 147.7 billion) at September 30, 2016 to Rs. 1,023,505 crore (US$ 156.8 billion) at September 30, 2017.

Subsidiaries

ICICI Life announced results for Q2-2018 on October 24, 2017. ICICI Life continued to maintain its market leadership among the private sector players in H1-2018. ICICI Life’s retail weighted received premium increased by 17% from Rs. 1,544 crore (US$ 237 million) in Q2-2017 to Rs. 1,807 crore (US$ 277 million) in Q2-2018. ICICI Life’s profit after tax was Rs. 421 crore (US$ 64 million) for Q2-2018 compared to Rs. 419 crore (US$ 64 million) for Q2-2017. The Embedded Value, based on Indian Embedded Value methodology, was Rs. 17,210 crore (US$ 2.6 billion) as of September 30, 2017 compared to Rs. 16,184 crore (US$ 2.5 billion) as of March 31, 2017.

During Q2-2018, ICICI General completed its IPO in which the Bank sold 7% shareholding. The Bank continues to hold 55.9% in the company. The gross written premium of ICICI General grew by 17% from Rs. 2,753 crore (US$ 422 million) in Q2-2017 to Rs. 3,234 crore (US$ 495 million). The company continues to retain its market leadership among the private sector players. ICICI General’s profit after tax increased by 19% from Rs. 171 crore (US$ 26 million) in Q2-2017 to Rs. 204 crore (US$ 31 million) in Q2-2018.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC) increased by 20% year-on-year from Rs. 130 crore (US$ 20 million) in Q2-2017 to Rs. 156 crore (US$ 24 million) in Q2-2018. ICICI AMC continues to be the largest mutual fund in India based on average assets under management for Q2-2018.

4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The profit after tax of ICICI Securities increased by 32% year-on-year from Rs. 99 crore (US$ 15 million) in Q2-2017 to Rs. 131 crore (US$ 20 million) in Q2-2018. The profit after tax of ICICI Primary Dealership was at Rs. 52 crore (US$ 8 million) in Q2-2018 compared to Rs. 171 crore (US$ 26 million) in Q2-2017.

5

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore

	FY 2017	Q1-2017	Q2-2017	H1-2017	Q1-2018	Q2-2018	H1-2018
Net interest income	21,737	5,159	5,253	10,412	5,590	5,709	11,299
Non-interest income	19,505	3,429	9,120	12,549	3,388	5,186	8,574
- Fee income	9,452	2,156	2,356	4,511	2,377	2,570	4,947
- Treasury income	8,577[1]	768	6,412[1]	7,180[1]	858	2,193[1]	3,051[1]
- Other income	1,476	505[2]	352	5,404[2]	153	423	576
Less:
Operating expense	14,755	3,373	3,737	7,110	3,794	3,909	7,703
Operating profit	26,487	5,215	10,636	15,851	5,184	6,986	12,170
Less:
Provisions	15,208	2,515	7,083	9,598	2,609	4,503	7,112
Profit before Tax	11,279	2,700	3,553	6,253	2,575	2,483	5,058
Less: Tax	1,478	468	451	919	526	425	951
Profit after tax	9,801	2,232	3,102	5,334	2,049	2,058	4,107
1.	Includes profit on sale of shareholding in insurance subsidiaries of Rs. 5,682 crore in Q2-2017 and Rs. 2,012 crore in Q2-2018

2.	As per the RBI circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 (The Effects of Changes in Foreign Exchange Rates) by banks' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations, the banks shall not recognise the proportionate exchange gains or losses held in the foreign currency translation reserve in the P&L account. Other income includes net foreign exchange gain amounting to Rs. 206 crore in Q1-2017 related to overseas operations which was reversed in Q4-2017

3.	Prior period figures have been re-grouped/re-arranged where necessary

6

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore

	30-Sep-16	30-Mar-17	31-Jun-17	30-Sep-17
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,164	1,165	1,283[1]	1,284
Employee stock options outstanding	7	6	6	6
Reserves and surplus	93,845	98,780	99,335[2]	101,498
Deposits	449,071	490,039	486,254	498,643
Borrowings (includes subordinated debt)[3]	171,757	147,556	141,460	150,702
Other liabilities	36,096	34,245[2]	32,578	35,669
Total Capital and Liabilities	751,940	771,791	760,916	787,802

Assets
Cash and balances with Reserve Bank of India	23,959	31,702	28,762	27,784
Balances with banks and money at call and short notice	28,605	44,011	13,748	25,578
Investments	174,349	161,507	185,408	179,935
Advances	454,256	464,232	464,075	482,780
Fixed assets	7,608	7,805	8,023	7,995
Other assets	63,163	62,534	60,900	63,730
Total Assets	751,940	771,791	760,916	787,802
1.	The shareholders of the Bank have approved the issue of bonus shares of Rs. 2 each in the proportion of 1:10 i.e. 1 (One) bonus share of Rs. 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot in June 2017. Accordingly, the Bank had issued 582,984,544 equity shares as bonus shares during Q1-2018. Capital and reserves at June 30, 2017 reflect the bonus shares issued by the Bank.

7

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

2.	The shareholders of the Bank also approved dividend of Rs. 2.50 per equity shares (pre-bonus issue) and dividend of Rs. 100 per preference share at the Annual General Meeting held on June 30, 2017. Accordingly, the Bank had appropriated an amount of Rs. 1,466 crore (including corporate dividend tax) from retained earnings during Q1-2018.

3.	Borrowings include preference share capital of Rs. 350 crore

4.	Prior period figures have been re-grouped/re-arranged where necessary.

8

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face in our international operations, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, regulatory assessments of our asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms or regulatory policies, technological changes, investment income including the ability to successfully monetise our investment in subsidiaries, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the equity, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

9

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For investor queries please call Anindya Banerjee / Sonal Bagaria at 91-22-2653 7131 / 91-22-2653 6124 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 65.29

10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 27, 2017	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary